Exhibit 99.1

Ballard to Supply 5 Fuel Cell Engines to SunLine Transit Agency For Clean Energy Buses in CA

VANCOUVER, July 18, 2017 /CNW/ - Ballard Power Systems (NASDAQ: BLDP; TSX: BLDP) today announced that it has received an order from SunLine Transit Agency ("SunLine") for five (5) FCveloCity® fuel cell engines to power clean energy buses in Palm Desert, California. The 150 kilowatt engines are expected to be shipped in 2017.

Ballard is partnering with ElDorado National, a key North American bus OEM, and BAE Systems, a system integrator and major supplier of electric drive systems, to deliver buses to SunLine Transit Agency.

"We are very pleased with the continued progress in deployment of zero-emission mass transit alternatives in the U.S. market," said Rob Campbell, Ballard's Chief Commercial Officer. "Our partnership with SunLine, ElDorado National and BAE Systems puts Ballard at the forefront of North American fuel cell bus deployments and further adds momentum to the growing global trend toward clean energy buses and other heavy duty transit solutions."

SunLine Transit Agency received funding from the Federal Transit Administration (FTA) to purchase and deploy 5 hydrogen electric fuel cell buses. This will double SunLine's current fleet of fuel cell buses and allow it to offer expanded transit service in the Coachella Valley area of Southern California.

The buses will use the previously deployed American Fuel Cell Bus (AFCB) configuration, first introduced with SunLine Transit Agency in 2011. The AFCB configuration utilizes Ballard's heavy duty fuel cell engine to provide primary power, in combination with BAE Systems' electric propulsion and power management systems deployed in an ENC 40-foot (12-meter) Axess model transit bus. There are currently 13 AFCBs deployed with various transit agencies across North America, with another 10 on order including these 5 for SunLine.

Funding was provided by the FTA under the Low or No Emission (LoNo) Vehicle Program. The LoNo Vehicle Program is designed to support deployment of clean, energy-efficient buses in transit fleets. The program provides funding to transit agencies for capital acquisitions and leases of zero-emission and low-emission transit buses, including acquisition, construction and leasing of required infrastructure such as refueling and maintenance facilities.

About Ballard Power Systems
Ballard Power Systems (NASDAQ: BLDP; TSX: BLDP) provides clean energy products that reduce customer costs and risks, and helps customers solve difficult technical and business challenges in their fuel cell programs. To learn more about Ballard, please visit www.ballard.com.

This release contains forward-looking statements concerning market demand for our products. These forward-looking statements reflect Ballard's current expectations as contemplated under section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Any such forward-looking statements are based on Ballard's assumptions relating to its financial forecasts and expectations regarding its product development efforts, manufacturing capacity, and market demand.

These statements involve risks and uncertainties that may cause Ballard's actual results to be materially different, including general economic and regulatory changes, detrimental reliance on third parties, successfully achieving our business plans and achieving and sustaining profitability. For a detailed discussion of these and other risk factors that could affect Ballard's future performance, please refer to Ballard's most recent Annual Information Form. Readers should not place undue reliance on Ballard's forward-looking statements and Ballard assumes no obligation to update or release any revisions to these forward looking statements, other than as required under applicable legislation.

This press release does not constitute an offer to sell or the solicitation of an offer to buy securities.  The Ballard Common Shares have not been registered under the United States Securities Act of 1933, as amended, or the securities laws of any other jurisdiction and may not be offered or sold in the United States absent registration or an applicable exemption from registration requirements.

SOURCE Ballard Power Systems Inc.

View original content: http://www.newswire.ca/en/releases/archive/July2017/18/c7136.html

%CIK: 0001453015

For further information: Guy McAree, +1.604.412.7919, media@ballard.com or investors@ballard.com

CO: Ballard Power Systems Inc.

CNW 00:15e 18-JUL-17